UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Stem, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39455
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

100 California St., 14th Floor, San Francisco, California, 94111
(Address of principal executive offices) (zip code)

Saul R. Laureles
Chief Legal Officer and Corporate Secretary
877-374-7836
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2022 to December 31, 2022.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______ .

Section 1 — Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit
Conflict Minerals Disclosure
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Stem, Inc. (the “Company”) has filed this Specialized Disclosure Report and the Conflict Minerals Report attached hereto as Exhibit 1.01 for the year ended December 31, 2022. Both of these documents are publicly available on the investor relations page of the Company’s website at: investors.stem.com.*

Section 2 — Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report.
* * * * *

*	The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD nor the Conflict Minerals Report, nor deemed filed with the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
STEM, INC.

By: /s/ Saul R. Laureles
Name: Saul R. Laureles
Title: Chief Legal Officer and Corporate Secretary
Date: May 31, 2023